SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 8, 2018.

TRANSLATION

Buenos Aires, February 8, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF EE acquires Central La Plata Cogeneración.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In that regard, we inform you that on February 8, 2018, YPF Energía Eléctrica S.A. (“YPF EE”), an entity controlled by YPF S.A. (“YPF”), closed the acquisition of the Central La Plata Cogeneración (“CLPC”) from Central Puerto S.A. for the amount of US$31,500,000 plus Value Added Tax.

Thus, CLPC is now owned and operated by YPF EE, with retroactive effects to January 5, 2018.

CLPC is located within the Complejo Industrial La Plata and is equipped with a generation capacity of 120Mw.

With this operation, YPF EE increases its total net generation capacity to 1,807Mw and has projects in construction for an additional 485Mw.

Yours faithfully,

Daniel González

Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 9, 2018	By:	/s/ Daniel González
Name: Daniel González
Title: Market Relations Officer